UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

EXCERPT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON JUNE 25, 2024

1.                DATE, TIME, AND LOCATION: On June 25, 2024, at 9 am, virtually, considered to be held at the headquarters of Sendas Distribuidora S.A. (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lot 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2.                CALL AND ATTENDANCE: Call held in accordance with the regulation and presence of all members.

3.                BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.                AGENDA: Analysis and deliberation of the Share Buyback Program issued by the Company.

5.                RESOLUTIONS: The members of the Board of Directors, unanimously and without reservations, decided as follows:

5.1.           Approval of the institution of a share buyback program issued by the Company: After discussions, the members of the Board of Directors, based on the favorable recommendation of the Finance and Investment Committee, deliberated, unanimously and without reservations, to approve the Company's First Buyback Program (“Buyback Program”), aiming at the acquisition of up to 3,800,000 (three million, eight hundred thousand) common shares issued by the Company, representing 0.28% of the total outstanding shares of the Company on June 25, 2024, to be kept in treasury, pursuant to article 30, §1, “b”, of Law No. 6,404, of December 15, 1976, as amended, article 17, “k”, of the Company's Bylaws and article 4, §1, of CVM Resolution No. 77, of March 29, 2022 (“CVM Resolution 77”), in order to enable the delivery of shares to participants of the Executive Partner Program and of the Long-Term Incentive Plan via Grant of Shares approved at the Company's annual and extraordinary general meeting held on April 26, 2024. It will be up to the Executive Board to define the opportunity and amount of shares to be effectively acquired, within the limits and validity period of this authorization. This approval was taken after verifying (i) the Company's financial compatibility for the settlement of the possible acquisition of shares under the Buyback Program, without affecting other obligations previously assumed towards creditors nor the payment of minimum mandatory dividends; (ii) the existence of resources available in accordance with article 8, §1, of CVM Resolution No. 77. Remaining information about the Buyback Plan is described in Annex I of these minutes, which contains all the information required in accordance with Annex G of CVM Resolution No. 80, of March 29, 2022, as amended, and article 6 of CVM Resolution 77. The Company's Executive Board is hereby authorized to practice all necessary acts to comply with the deliberations taken at this meeting.

6.        APPROVAL AND SIGNATURE OF THE MINUTES: With no further matters to discuss, the proceedings were suspended for the drafting of these minutes. Upon resuming the proceedings, the present minutes were read, approved and signed by the secretary. Rio de Janeiro, June 25, 2024. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors who were present: Mr. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana, Julio César de Queiroz Campos, Leila Abraham Loria and Leonardo Gomes Pereira.

Rio de Janeiro, June 25, 2024.

Tamara Rafiq Nahuz

Secretary

Annex I

Annex G of CVM Resolution No. 80

This document approves the conditions and terms of the first share buyback program issued by Sendas Distribuidora S.A. (“Company” and “First Buyback Program”, respectively) and was drafted in accordance with Annex G of CVM Resolution No. 80, dated 29 March 2022, as amended, and approved by the Board of Directors at a meeting held on June 25, 2024.

1. Justify in detail the objective and expected economic effects of the operation:

The First Buyback Program objective is the acquisition of shares issued by the Company to be held in treasury, in order to subsequently allow the delivery of these shares to participants of the Executive Partner Program and the Long-Term Incentive Plan via Grant of the Right to Receive Shares, which were approved by the Company's shareholders at the annual and extraordinary general meeting held on April 26, 2024.

2. Inform the number of shares (i) in circulation and (ii) already held in treasury:

The Company has 1,349,430,376 (one billion, three hundred and forty-nine million, four hundred and thirty thousand, three hundred and seventy-six) common shares in circulation. On this date, the Company does not have any treasury shares.

3. Inform the number of shares that may be acquired or sold:

The number of shares to be acquired in the First Buyback Program will be limited to 3,800,000 (three million, eight hundred thousand) common shares issued by the Company, which represent 0.28% of the shares in circulation on June 25, 2024.

4. Describe the main terms of the derivative instruments that the Company may use, if any:

Not applicable, considering that the Company will not use derivative instruments.

5. Describe, if there is any, existing voting agreements or guidelines between the Company and the counterparty to the operations:

Not applicable, since the Company will carry out operations exclusively at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), with no previously identifiable counterparties.

6. In the case of operations carried out outside organized and securities markets, inform:

(a) maximum (minimum) price at which shares will be acquired (disposed of); and

Not applicable. All acquisitions under the First Buyback Program will be made at B3 and at market prices.

(b) if applicable, the reasons that justify carrying out the transaction at prices higher than 10% (ten percent), in the case of acquisition, or lower than 10% (ten percent), in the case of disposal , the average price, weighted by volume, in the 10 (ten) previous trading sessions:

Not applicable. All acquisitions under the First Buyback Program will be made at B3 and at market prices.

7. Inform, if there is any, the impacts that the negotiation will have on the composition of shareholding control or the administrative structure of the company:

The operation will not have any impact on the composition of the Company's shareholding control or administrative structure.

8. Identify the counterparties, if known, and, in the case of a party related to the Company, as defined by the accounting rules related with this matter, also provide the information required by art. 9th of CVM Resolution No. 81, of March 29, 2022.

All acquisitions under the First Buyback Program will be carried out at B3, and it is not possible for the Company to identify the counterparties of these operations.

9. Indicate the destination of the resources received, if applicable:

Not applicable. The shares acquired will be used for the purpose of settling the rights of participants in the Executive Partner Program and the Long-Term Incentive Plan via Grant of the Right to Receive Shares, under the terms and conditions set forth therein.

10. Indicate the maximum period for the settlement of authorized operations:

The period for carrying out the acquisitions will begin on August 01, 2024 and will end on July 31, 2025, considering that the program lasts up to 12 (twelve) months, with the Company's Executive Board being responsible for defining the dates and the number of shares in which the buyback will actually be carried out.

11. Identify institutions that will act as intermediaries, if any:

The Company intends to hire financial institutions to intermediate this operation and will communicate the hiring to the market at the appropriate time.

12. Specify the available resources to be used, in accordance with art. 8th, §1st, of CVM Resolution No. 77, of March 29, 2022.

The Company will use the resources available in profit reserves, with the exception of the reserves mentioned in article 8, § 1, item I of CVM Instruction No. 77, according to the annual financial information referring to the fiscal year ended on December 31, 2023.

13. Specify the reasons why the members of the board of directors feel comfortable that the buyback of shares will not jeopardize the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends:

In the understanding of the Company's Board of Directors, the Company's financial situation is compatible with the acquisition of shares within the scope of the First Buyback Program, with no impact envisaged on (i) the fulfillment of the obligations assumed by the Company with creditors and ( ii) in the payment of mandatory, fixed or minimum dividends, taking into account the Company's liquidity and cash generation situation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.